                                 August 2, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


        Re: Allianz of America Funds File No. 811-10539

Gentlemen:

        On behalf of Allianz of America Funds ("Registrant"), we hereby request that the Registrant's registration statement on Form N-1A be withdrawn. The Registrant has determined not to proceed with the filing and is in the process of dissolving itself as an entity with the State of Delaware.

                                        Very truly yours,

                                        /s/ Curtis Barnes

                                        Curtis Barnes